FOR IMMEDIATE RELEASE
September 17, 1997



                    TERMS OF TENDER OFFER FOR LIBERTY MEDIA
            GROUP COMMON STOCK AMENDED AND EXPIRATION DATE EXTENDED

ENGLEWOOD, COLORADO -- Tele-Communications, Inc. announced today that it has amended the terms of its outstanding offer to purchase shares of its Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock by increasing the purchase price from $27 per share to $30 per share, net to the seller in cash, and increasing the aggregate number of such shares it is offering to purchase from 10 million shares to 15 million shares. The offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on September 17, 1997, will now expire at 5:00 p.m., New York City time, on Thursday, October 2, 1997.

At the close of business on Wednesday, September 17, 1997, approximately 3,069,000 shares of Tele-Communications, Inc. Series A Liberty Media Group Common Stock and 28,600 shares of Tele-Communications, Inc. Series B Liberty Media Group Common Stock had been tendered and not withdrawn.

Liberty Media Group Series A and Series B Common Stock are series of Tele-Communications, Inc. Common Stock and are traded on the National Market tier of the Nasdaq Stock Market under the symbols LBTYA and LBTYB.

Contact:  D.F. King & Co.
          (800) 848-3410